

Shane Hiller · 3rd

SVP, Private Client Advisor at U.S. Trust, Bank of America Private Wealth Management

U.S. Trust

San Francisco Bay Area · **Contact info**

500+ connections

Experience



Senior Vice President, Private Client Advisor
U.S. Trust
Mar 2016 – Present · 6 yrs 1 mo
San Francisco, CA



Director, Ultra High Net Worth Banker
Citi
Aug 2014 – Mar 2016 · 1 yr 8 mos
San Francisco, CA



Umpqua Bank
1 yr 2 mos
San Francisco, CA

● **SVP, Private Bank Regional Director – California**
Apr 2014 – Aug 2014 · 5 mos

● **SVP, Private Bank Market Leader - Bay Area**
Jul 2013 – Apr 2014 · 10 mos



Director, Ultra High Net Worth Private Banker
Citigroup
Jun 2010 – Jul 2013 · 3 yrs 2 mos
San Francisco, CA



SVP, Private Client Advisor
Wells Fargo Private Bank
2003 – 2010 · 7 yrs
San Francisco, CA

See all 7 experiences